UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Electriq Power Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

285046108
(CUSIP Number)

July 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JEL Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,284,212
6 Shared Voting Power 0
7 Sole Dispositive Power 3,284,212
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,212
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.61% (1)
12	Type of Reporting Person (See Instructions) PN
(1) The percentage included herein is calculated based upon 38,120,937 outstanding shares of Class A common stock as of August 9, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Greenberg
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,284,212
6 Shared Voting Power 0
7 Sole Dispositive Power 3,284,212
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,212
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.61% (1)
12	Type of Reporting Person (See Instructions) IN
(1) The percentage included herein is calculated based upon 38,120,937 outstanding shares of Class A common stock as of August 9, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

Item 1.
(a)	Name of Issuer
Electriq Power Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
625 North Flagler Drive, Suite 1003 West Palm Beach, Florida 33401

Item 2.
(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

•     JEL Partnership, a partnership organized in Ontario, Canada; and
•     Stephen Greenberg, an individual and a citizen of Canada.

Stephen Greenberg, the President of JEL Partnership, may be deemed to have sole voting and dispositive power with respect to the shares held by JEL Partnership.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is: 1284 Wellington Street W Ottawa, CA-ON K1Y 3A9, Canada
(c)	Citizenship
See Row 4 of cover page for each Reporting Person.
(d)	Title of Class of Securities
Class A common stock, par value $0.0001 per share
(e)	CUSIP Number
285046108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
	(ii)	shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
	(iii)	sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
	(iv)	shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 22, 2023
JEL Partnership

By:	Stephen Greenberg
its President

By:	/s/ Stephen Greenberg
Name:	Stephen Greenberg
Title:	President

Stephen Greenberg

By:	/s/ Stephen Greenberg